Exhibit 99.3

Have questions about this notice? Call the Toll Free Number below or scan the QR code to find out more. Toll Free – 1-866-964-0492 www.computershare.com/ noticeandaccess Notice of Meeting and of Availability of Proxy Materials for Fortis Inc.’s Annual Meeting of Shareholders Meeting Date and Location: Fold When: May 2, 2019 10:30 a.m. (Newfoundland Time) Where: Holiday Inn St. John’s, Salon A, 180 Portugal Cove Road, St. John’s, Newfoundland and Labrador You are receiving this notice to advise you that the proxy materials for the above noted shareholders’ meeting are available on the Internet. This communication presents only an overview of the more complete proxy materials that are available to you on the Internet. We remind you to access and review all of the important information contained in the Management Proxy Circular and other proxy materials before voting. The Management Proxy Circular and other relevant materials are available at: www.envisionreports.com/fortis2019 OR www.sedar.com Obtaining a Copy of the Proxy Materials If you would like to receive a paper copy of the meeting materials by mail, you must request one. There is no charge to you for requesting a copy. Requests for paper copies may be made using your Control Number as it appears on your enclosed Voting Instruction Form or Form of Proxy. To ensure you receive the materials in advance of the voting deadline and meeting date, all requests must be received no later than April 18, 2019. If you do request the materials, please note that another Voting Instruction Form or Form of Proxy will not be sent; so please retain your current one for voting purposes. Fold For Holders with a 15-digit Control Number: For Holders with a 16-digit Control Number: To request paper copies of the materials, call us Toll Free at 1-866-962-0498 within North America or at +1-514-982-8716 from outside North America, and enter your Control Number as indicated on your Voting Instruction Form or Form of Proxy. To obtain paper copies of the materials after the meeting date, please contact Fortis Inc. at 709-737-2900. To request paper copies of the materials, call us Toll Free at 1-877-907-7643, and enter your Control Number as indicated on your Voting Instruction Form. To obtain paper copies of the materials after the meeting date, please contact Fortis Inc. at 709-737-2900. 01GU3C

Notice of Meeting Voting PLEASE NOTE – YOU CANNOT VOTE BY RETURNING THIS NOTICE. To vote your securities you must vote online, by phone or by mailing the enclosed Voting Instruction Form or Form of Proxy for receipt before Tuesday, April 30, 2019, 10:30 a.m. (Newfoundland time) using the envelope provided. Shareholders who miss this deadline may still submit a paper proxy which must be received by the Corporate Secretary of Fortis Inc. prior to the meeting. The resolutions to be voted on at the meeting are listed below along with the sections within the Management Proxy Circular where disclosure regarding the matter can be found. 1. Election of Directors – To elect the directors proposed in the Management Information Circular. - “What the meeting will cover - Section 2”. 2. Appointment of auditors and authorization of directors to fix the auditors’ remuneration as described in the Management Information Circular. – “What the meeting will cover - Section 3”. Fold 3. Approval of the Advisory and Non-Binding Resolution on the Approach to Executive Compensation as described in the Management Information Circular. – “What the meeting will cover - Section 4”. Annual Financial Statement delivery: • All Registered holders and only Beneficial holders who opted to receive one. Fold 01GU4A